FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For    November 12, 2002

   Indo-Pacific Energy Ltd
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    X       Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.

(Registrant)

Date: 15th October 2002	/s/ David Bennett

(Signature)

David Bennett

(Name)

Director

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about November 12, 2002

Item 3.	Press Release

November 12, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Energy’s Kahili Well Indicates
Hydrocarbons

Wellington, New Zealand – November12, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF).

Logging of the Kahili sidetrack (onshore Taranaki) indicates a potential hydrocarbon column of at least 35m.

Item 5.	Full Description of Material Change

Indo-Pacific Energy’s Kahili Well Indicates
Hydrocarbons

Wellington, New Zealand – November12, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF).

The Kahili well is located in the onshore Taranaki Basin of New Zealand at latitude 39[o]11'05.32''S and longitude 174[o]22'06.74''E, being 12 kms south of the McKee Oil Field and 17 kms north of the Waihapa Oil Field.

Logging of the Kahili sidetrack (onshore Taranaki) indicates a potential hydrocarbon column of at least 35m.

Company chief executive Dave Bennett said from Wellington today that the deviated sidetrack well had encountered some good quality Tariki sandstones at the top of the formation, around the 2817m mark, and other sands further down towards the 3028m target depth.

A sidewall coring programme has been completed and preparations are underway to commence flow testing of up to three zones within the lower, middle and uppermost parts of the 210 metres of Tariki reservoir section, commencing with the lowermost zone.

Testing will be carried out over the next two weeks, with the first test anticipated to commence this weekend.

Indo-Pacific is operator of the project, and holds a 45% equity in the well and the permit; with Australian companies Tap Oil Limited and Claire Energy Pty Ltd earning 30% and 25% respectively.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 12, 2002	/s/ David Bennett

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy’s Kahili Well Indicates Hydrocarbons

Wellington, New Zealand – November 12, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF).

The Kahili well is located in the onshore Taranaki Basin of New Zealand at latitude 39o11'05.32''S and longitude 174o22'06.74''E, being 12 kms south of the McKee Oil Field and 17 kms north of the Waihapa Oil Field.

Logging of the Kahili sidetrack (onshore Taranaki) indicates a potential hydrocarbon column of at least 35m.

Company chief executive Dave Bennett said from Wellington today that the deviated sidetrack well had encountered some good quality Tariki sandstones at the top of the formation, around the 2817m mark, and other sands further down towards the 3028m target depth.

A sidewall coring programme has been completed and preparations are underway to commence flow testing of up to three zones within the lower, middle and uppermost parts of the 210 metres of Tariki reservoir section, commencing with the lowermost zone.

Testing will be carried out over the next two weeks, with the first test anticipated to commence this weekend.

Indo-Pacific is operator of the project, and holds a 45% equity in the well and the permit; with Australian companies Tap Oil Limited and Claire Energy Pty Ltd earning 30% and 25% respectively.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639
Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward -looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.